Exhibit 99.(a)(5)(D)

Vipshop Announces Completion of the Put Right Offer for Its

1.50% Convertible Senior Notes due 2019

Guangzhou, China, March 15, 2017 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced that it has completed its previously announced put right offer relating to its 1.50% Convertible Senior Notes due 2019 (the “Notes”). The put right offer expired at 11:59 p.m., New York City time, on Tuesday, March 14, 2017. Based on information from Deutsche Bank Trust Company Americas as the paying agent for the Notes, US$3,125,000 aggregate principal amount of the Notes were validly surrendered and not withdrawn prior to the expiration of the put right offer. The aggregate purchase price of such Notes was US$3,125,000. The Company has accepted all of the surrendered Notes for repurchase and has forwarded cash in payment of the same to the paying agent for distribution to the applicable holders.

Materials filed with the Securities and Exchange Commission (the “SEC”) will be available electronically without charge at the SEC’s website, www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com